Exhibit 12

The following table sets forth the Company’s ratio of earnings to fixed charges for the nine months ended September 30, 2015 and the years ended December 31, as indicated:

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	12.79	10.93	9.57	12.42	10.58

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on tax liabilities, plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on tax liabilities) and the portion of rental expense that is representative of the interest factor.